SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2006
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Settlement Agreement

        The District Court in Jerusalem has approved a settlement between the Company and the Israeli Office of the Chief Scientist of the Ministry of Industry, Trade and Employment (the “OCS”). As previously reported in the Company’s Form 20-F for the year ended December 31, 2004, in February 2005 the OCS initiated administrative proceedings in order to confiscate certain assets of the Company to secure the Company’s alleged liability to the OCS for unpaid royalties related to the sale of printers. The Company filed a suit with the District Court in Jerusalem against the OCS requesting a declaratory judgment denying the OCS’ claim for royalties and for the recovery of previously amounts paid to the OCS. As part of the dispute with the Ministry of Industry, Trade and Employment the Company withheld payments owed to the Fund for the Encouragement of Marketing Activities of the Ministry of Industry, Trade and Employment (the “Marketing Fund”). The Marketing Fund had previously awarded the Company with participation grants for overseas marketing expenses incurred by the Company. The Company is obligated to pay royalties of up to four percent of any increase in sales over historical levels to countries for which the Company used the grants to increase or commence marketing efforts, to the Marketing Fund until the grants received in prior years have been repaid in full.

        Under the terms of the approved settlement, the Company will make aggregate payments of approximately $800,000 to the OCS and approximately $1 million to the Marketing Fund, each over a three year period. The Company had previously recorded a reserve in an amount equal to the aggregate payments to be made to the OCS and the Marketing Fund.

Lease Agreement

        On January 24, 2006, the Company entered into a lease agreement with Telrad Networks Ltd. (“Telrad”) pursuant to which the Company will lease approximately 3,400 square meters (11,154 square feet) in the Telrad Campus in Lod, Israel to house its manufacturing facility (the “Lease Agreement”). Following expiration of its existing lease, the Company plans to move on or about May 7, 2006 from its existing manufacturing facility of approximately 2,800 square meters (9,186 square feet) in Rosh Ha’Ayin, Israel to the manufacturing facility on the Telrad Campus. The Lease Agreement calls for fixed monthly lease payments of $31,000 which reflect an eight percent lower rent per square meter compared to the rent paid for the Company’s existing facility. The Lease Agreement has a term of 60 months beginning on May 7, 2006. The Company has the option to extend the lease period by one additional term of 60 months. In the event the Company exercises its option to extend the lease, Telrad has the right to increase the monthly lease payment by up to 5%. The Company may terminate the lease after 30 months on three-month prior notice. The Company expects that the new manufacturing facility in the Telrad Campus will be sufficient for the Company’s current and future requirements.

        Fortissimo Capital, which is a major shareholder of Telrad, owns approximately 56% of the Company’s outstanding shares and has appointed 4 members to the Company’s board of directors (the “Board”). The Company’s full Board and the audit committee of the Board approved the execution and delivery of the Lease Agreement and determined that the Lease Agreement was entered into on an arms length basis, in the ordinary course of business and does not harm the Company’s best interests.

        The following document is attached hereto and incorporated herein by reference:

Exhibit 1.	Lease Agreement dated as of January 24, 2006

SAFE HARBOR:

        Certain statements herein contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included herein regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This report is available at www.nur.com

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ Eli Blatt —————————————— Eli Blatt Interim Chief Executive Officer

        Date February 13, 2006

Exhibit Index

Exhibit 1.	Lease Agreement dated as of January 24, 2006